UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CHINA MEDIAEXPRESS HOLDINGS, INC.

(Name of Company)

Common Stock, par value $.001 per share

(Title of Class of Securities)

169442 100

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 Pages)

_______________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. None	13D	Page 2 of 8

1	NAME OF REPORTING PERSON
Bright Elite Management Limited
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		2,303,231
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,303,231
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,303,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%*
14	TYPE OF REPORTING PERSON *

CO

*Based on the beneficial ownership of 2,303,231shares of Common Stock of the Reporting Person and 23,917,413 shares of total Common Stock issued and outstanding as of October 15, 2009, the Reporting Person holds approximately 9.6% of the issued and outstanding Common Stock of the Company.

CUSIP No. None	13D	Page 3 of 8

1	NAME OF REPORTING PERSON
QINGPING LIN

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

		2,303,231
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,303,231
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,303,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%*
14	TYPE OF REPORTING PERSON *

IN

*Based on the beneficial ownership of 2,303,231shares of Common Stock of the Reporting Person and 23,917,413 shares of total Common Stock issued and outstanding as of October 15, 2009, the Reporting Person holds approximately 9.6% of the issued and outstanding Common Stock of the Company.

Item 1.	Security and Company.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of China MediaExpress Holdings, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is c/o China MediaExpress Holding Limited, Room 2805, Central Plaza, Wan Chai, Hong Kong.

Item 2.	Identity and Background.

(a)    This Schedule 13D is being filed by:

(i)    Bright Elite Management Limited, a corporation organized under the laws of the British Virgin Islands (“Bright Elite”); and

(ii)    Mr. Qingping Lin (“Mr. Lin”), a citizen of the People’s Republic of China and sole member and sole director of Bright Elite.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    (i)           The place of organization of Bright Elite is the British Virgin Islands. The address of the business and the principal office of Bright Elite is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(ii)           Mr. Lin’s business address is Room 2805, Central Plaza, Wan Chai, Hong Kong.

(c)    (i)           Bright Elite is a holding company.

(ii)           Mr. Lin is a business man.

(d)    During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On October 15, 2009, pursuant to the terms of a Share Exchange Agreement, dated as of May 1, 2009, as amended on September 30, 2009 (“Share Exchange Agreement”), TM Entertainment and Media, Inc. (the “TM”, or the Company”) acquired all of the issued and outstanding capital stock of Hong Kong Mandefu Holding Limited (“CME”) from its shareholders (the “Sellers”) and as a result, CME became a direct wholly-owned subsidiary of TM (the “Transaction”).

CME, through contractual arrangements with Fujian Fenzhong, an entity majority owned by CME’S former majority shareholder, operates the largest television advertising network on inter-city express buses in China.  While CME has no direct equity ownership in Fujian Fenzhong, through the contractual agreements CME receives the economic benefits of Fujian Fenzhong’s operations.

Pursuant to the Share Exchange Agreement, TM purchased 100% of the outstanding equity of CME and issued 20.915 million newly issued shares of common stock and paid $10.0 million in three year, no interest promissory notes.  In addition, the former shareholders of CME (including the Reporting Persons may) earn up to an additional 15.0 million shares of common stock subject to the achievement of the following net income targets for 2009, 2010 and 2011:

Year	Net Income (RMB)	Net Income (US$)(1)	Shares

2009	287.0 million	$42.0 million	1.0 million
2010	570.0 million	$83.5 million	7.0 million
2011(2)	889.0 million	$130.2 million	7.0 million

(1)	Based on current exchange rate of 6.83 RMB/US$.

(2)
If CME’s adjusted net income for 2009, 2010 or 2011 does not equal or exceed the targeted net income threshold for such fiscal year, the earn-out shares in respect of such fiscal year will not be issued; provided, however, that if CME’s adjusted net income in the fiscal year immediately succeeding such non-achieving fiscal year exceeds the sum of (i) the targeted net income threshold for such immediately succeeding fiscal year (which, for the fiscal year ending December 31, 2012, the targeted net income threshold shall be RMB1,155,700,000 ($169.2 million)) and (ii) the shortfall amount for the non-achieving fiscal year, then the earn-out shares in respect of such non-achieving fiscal year will be issued.

Pursuant to the Share Exchange Agreement, Bright Elite as a former shareholder of CME was newly issued 2,218,616 shares of Common Stock and acquired from TM’s former shareholders 84,615 shares of Common Stock, together representing 9.6% of the issued and outstanding shares of Common Stock.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, attached as Annex A to the Company’s Definitive Proxy filed with the SEC on October 5, 2009 and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The purpose of the Transaction was for the Company to acquire 100% ownership of CME, which has business operations in China through contractual arrangement, and for Bright Elite and other former shareholders of CME, to obtain a controlling interest in the Company.

Prior to the consummation of the Transaction, the Company’s Board of Directors was comprised of five directors, Messrs. Theodore S. Green, Mr. Malcom Bird, John Hyde, Jonathan Miller and Gerald Hellerman.  On the Closing Date, Messrs. John Hyde, Jonathan Miller and Gerald Hellerman resigned as directors, and the Board of Directors of the Company appointed Messrs. Zheng Cheng, Jacky Wai Kei Lam, George Zhou and Marco Kung to serve as directors of the Board of Directors.  Subsequent to the Closing Date, Messrs. Theodore S. Green and Malcolm Bird resigned as officers of the Company, and Mr. Zheng Cheng was appointed as Chief Executive Officer of the Company.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any other plans or proposals which relate to or would result in:

(a)    the acquisition by any person of additional securities of the Company;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)    any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Company;

(f)    any other material change in the Company’s business or corporate structure;

(g)    changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h)    causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)    any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)    (i)           Upon the consummation of the Share Exchange, Bright Elite beneficially owned 2,303,231 shares of Common Stock, representing 9.6% of the issued and outstanding Common Stock.

(ii)           Mr. Lin, as the sole member of Bright Elite may be deemed to be the beneficiary owner having power to direct the voting and disposition of the Common Stock held or controlled by Bright Elite.

(b)    (i) Bright Elite beneficially owns 2,303,231 shares of Common Stock of the Company in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 9.6% of the total issued and outstanding shares of Common Stock.

(ii)           Although Mr. Lin directly owns none of the Common Stock, he may be deemed the beneficial owner of the 2,303,231 shares of Common Stock as sole member of Bright Elite pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

(c)    No actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons;

(d)    To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of the 2,303,231 shares of Common Stock reported in Item 5(b).

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the Transaction, Bright Elite entered into a lock up agreement, dated October 15, 2009 (the “Lock-up Agreements”), with the Company, whereby the Bright Elite agreed, among others, that it would not sell or otherwise transfer any of the shares of TM Common Stock received in the business combination, subject to certain exceptions, for a period of six months from the closing date of the Transaction or, with respect to the earn-out shares, from the date of issuance of such shares, for those shares beneficially owned by Bright Elite.

At the consummation of the Share Exchange, Messrs. Theodore S. Green and Malcolm Bird entered into a Voting Agreement with the Sellers including Bright Elite. The Voting Agreement provides, among other things, that, until March 31, 2012 (or March 31, 2013 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the TM board of directors, each Seller including Bright Elite agrees to vote for two directors nominated by Mr. Green and Mr. Bird on behalf of the TM stockholders.

The foregoing description of the Lock-up Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement and the Voting Agreement attached as Annexes B and C, to the Company’s Definitive Proxy filed with the SEC on October 5, 2009 and is incorporated herein by reference.

Except as disclosed herein and in the Definitive Proxy filed by the Company on October 5, 2009, the Lock-up Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

2.1	Share Exchange Agreement, dated May 1, 2009(1)

2.2	Amendment No. 1 to Share Exchange Agreement, dated September 30, 2009 (1)

10.1	Form of Lock-Up Agreement (1)

10.2	Form of Voting Agreement (1)

__________________
(1) Incorporated by reference to the Definitive Proxy filed by the Company on October 5, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 27, 2009

BRIGHT ELITE MANAGEMENT LIMITED

By:	/s/ Qingping Lin
Name: Qingping Lin
Title: Sole Director

/s/ Qingping Lin
Qingping Lin